Exhibit 12

NEXTERA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS(a)

Nine Months Ended September 30, 2016
(millions of dollars)
Earnings, as defined:
Net income	$149
Income tax expense	15
Fixed charges included in the determination of net income, as below	209
Amortization of capitalized interest	4
Distributed income of equity method investees	—
Less: Equity in earnings (loss) of equity method investees	(20)
Total earnings, as defined	$397

Fixed charges, as defined:
Interest expense	$203
Rental interest factor	6
Fixed charges included in the determination of net income	209
Capitalized interest	—
Total fixed charges, as defined	$209

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred unit distributions(a)	1.90
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(a)
NextEra Energy Partners, LP has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred unit distributions.